SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Open Capital Company

CNPJ/MF nº 33.000.167/0001-01

NIRE nº 33300032061

NOTICE OF MEETING

The Board of Directors of Petróleo Brasileiro SA - Petrobras invites the Company's shareholders to attend the Extraordinary General Meeting to be held on January 30, 2015, at 03:00 pm in the auditorium of the Company's head office, at Avenida República do Chile 65, 1st floor in the city of Rio de Janeiro (RJ), to deliberate on the following matters:

I. Merger of Energética Camaçari Muricy I S.A. ("Muricy") into PETROBRAS in order to:

(1)  Ratify the hiring of independent auditing firm AudiLink & Cia. Auditores by PETROBRAS for the preparation of the Appraisal Report of Muricy, at book value pursuant to paragraph 1 of article 227 of Law 6404 of 15.12.1976;

(2)   Approve the Appraisal Report prepared by AudiLink & Cia. Auditores to review the equity of Muricy at book value;

(3)   Approve, in all its terms and conditions, the Protocol and Justification of Merger, executed between Muricy and PETROBRAS on October 15, 2014;

(4)   Approve the merger of Muricy into PETROBRAS, with its consequent dissolution without increasing of the share capital of PETROBRAS;

(5)  Authorize the Board of PETROBRAS to practice all acts necessary to implement the merger and regulation of the merged company and the merging company before the competent bodies, as needed.

II. Merger of Arembepe Energia SA ("Arembepe") into PETROBRAS in order to:

(1)  Ratify the hiring of independent auditing firm AudiLink & Cia. Auditores by PETROBRAS for the preparation of the Appraisal Report of Arembepe, at book value pursuant to paragraph 1 of article 227 of Law 6404 of 15.12.1976;

(2)   Approve the Appraisal Report prepared by AudiLink & Cia. Auditores to review the equity of Arembepe at book value;

(3)   Approve, in all its terms and conditions, the Protocol and Justification of Merger, executed between Arembepe and PETROBRAS on October 15, 2014;

(4)   Approve the merger of Arembepe into PETROBRAS, with its consequent dissolution without increasing of the share capital of PETROBRAS;

(5)  Authorize the Board of PETROBRAS to practice all acts necessary to implement the merger and regulation of the merged company and the merging company before the competent bodies, as needed.

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Individuals attending the Meeting must show evidence of their quality as shareholders, in accordance with Article 126 of Law 6404 of 12/15/1976. If the shareholder wants to be represented by proxy he must comply with the provisions of the 1st paragraph of Article 126 of said Law and Article 13 of Petrobras' Articles of Incorporation and submit the following documents:

(i)       Representative's identity document;

(ii)     Power of attorney with special powers with signature duly notarized (original or certified copy);

(iii)    Copy of the agreement/ Articles of Incorporation or regulation of the fund, if applicable;

(iv)   Copy of the instrument of investiture or equivalent document evidencing the powers of the grantor, if applicable.

We request that the shareholders represented by proxy to submit, at least two working days in advance, the documents listed above in room 1002 (Shareholder Assistance) at the Company’s headquarters. For those who will submit documentation on the day of the meeting, the Company informs that it will be available to receive it as of 1 pm, at the place where the meeting will be held.

The voting rights in the event of lending of shares will be exercised by the borrower, unless the agreement made by the parties provides otherwise.

In addition, the shareholders can also choose to vote the matters of this Notice by using the proxy public request, as provided for by CVM Instruction 481, of December 17, 2009.

The receiving of electronic power of attorneys will happen by means of the Online Meeting Platform, at the website http://www.assembleiasonline.com.br. Therefore, it is necessary for shareholders to register in this platform.

Any and all documents related to the matters to be resolved in this Extraordinary General Meeting are at the disposal of the shareholders in room 1002 (Shareholder Assistance) at the Company's headquarters and on the websites of the Company (http://www.petrobras.com.br/ri) and the Brazilian Securities and Exchange Commission (http://www.cvm.gov.br), pursuant to Law 6.404, of 12.15.1976 and CVM Instruction 481 of December 17, 2009.

São Paulo, December 12, 2014.

Guido Mantega

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.